

Mail Stop 3561

July 17, 2007

Mr. Douglas J. Probst
Chief Financial Officer
DSW Inc.
810 DSW Drive
Columbus, Ohio 43219

>   **RE:** **DSW Inc.**
>   **Form 10-K for Fiscal Year Ended February 3, 2007**
>   **Filed April 5, 2007**
>   **Form 10-Q for Fiscal Quarter Ended May 5, 2007**
>   **File No. 1-32545**

Dear Mr. Probst:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 3, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1. We note your disclosure of net sales per average gross square foot in selected financial data on page 23. Please explain to us and disclose why changes in sales per average gross square foot do not correspond to changes in comparable store sales for the years presented. In addition, please quantify in dollars comparable store sales for each year in your discussions and analysis of net sales.

Financial Statements

Note 3. Related Party Transactions, page F-13

2. As you disclose that estimates for self-insurance programs are determined by independent actuaries please name and file the written consent of the actuaries to whom you refer. Alternatively, please remove the reference to the actuaries. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Note 7. Long-Term Obligations, page F-19

3. Reference is made to your disclosure regarding the restrictive covenants of the new secured revolving credit facility regarding payment of cash dividends. Please tell us the extent to which your consolidated subsidiaries are restricted from transferring funds to you in the form of loans, advances or cash dividends without the consent of the lender. If restricted net assets of your consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of fiscal 2006 please provide the condensed financial information required by Rule 12-04 of Regulation S-X. Refer to Rule 5-04 of Regulation S-X.

Note 14. Supplemental Disclosures of Cash Flow Information, page F-25

4. Reference is made to your disclosure on pages 21 and 33 regarding intercompany indebtedness incurred to fund dividends to Retail Ventures. Please disclose these non-cash financing activities as required by paragraph 32 of SFAS 95.

Exhibits 31.1 and 31.2

5. Please revise the certifications to conform exactly to the certification in Item 601(b)(31) of Regulation S-X. In that regard, please refer to the most recent fiscal quarter as opposed to the fourth fiscal quarter and include the parenthetical language omitted from paragraph 4(d) of the certifications.

Form 10-Q for Fiscal Quarter Ended May 5, 2007

6. Please address the comments above in future filings as applicable.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief